FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Vietnam to Launch Full-fledged Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released at 3:30 p.m., May 23, 2006, in Kyoto, Japan

Nidec Vietnam to Launch Full-fledged Operations

Nidec Corporation announced today that Nidec Vietnam Corporation (“Nidec Vietnam”), its wholly-owned manufacturing subsidiary based in the Saigon High-tech Park (SHTP), Vietnam, is now set to begin the production of fan motors in full scale.

The Nidec Group’s fan motor production is currently being undertaken by Nidec (Dalian) Limited, Nidec (Dongguan) Corporation, and Nidec Tosok (Vietnam) Co., Ltd., each running with a monthly manufacturing capacity of 8,000,000 units, 5,000,000 units, and 3,000,000 units, respectively.

As part of efforts toward capacity increase, Nidec Corporation and one of its consolidated subsidiaries Nidec Tosok Corporation (TSE: 7728) have agreed to transfer the fan motor business of Nidec Tosok (Vietnam) Co., Ltd. to Nidec Vietnam. Nidec Vietnam, after the business transfer, aims to increase its manufacturing capacity to 8,000,000 units per month. Having completed the first-stage construction of its new factory, Nidec Vietnam will start producing fan motors on June 1, 2006. With a phased capacity increase in view, Nidec Vietnam also plans to handle the production of other types of brushless DC motors.

Outline of Nidec Vietnam Corporation

1. Company name:

     Nidec Vietnam Corporation

2. Principal line of business

     Manufacture of fan motors

3. Paid-in capital:

     US$ 11 million (wholly-owned by Nidec Corporation)

4. Representatives:

Board Chairman	Kenji Sawamura
Vice Chairman	Kunihiko Nishihara
President	Takeo Tamura
Director	Hiroshi Kobe

5. Location:

     Lot No. I1-N2, Saigon High-Tech Park, Dist 9, Hochiminh City, Vietnam

6. Established:

     October 17, 2005

7. Start of operation

     June 1, 2006

8. Lot area:

     Approx. 50,000㎡

9. Ground-floor area

     21,749㎡ (70,000㎡ at the point of completion)

10. Sales plan (in Japanese yen)

     FY2006: ¥ 6 billion

     FY2007: ¥12 billion

     FY2008: ¥20 billlion

11. Investment plan (in Japanese yen)

     A total of ¥11 billion over the next three years

12. Number of employees

     2,000-10,000 employees (to be increased according to the pace of scale expansion)

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